UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12b-25

NOTIFICATION OF LATE FILING

(CHECK ONE):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form N-SAR

	For Period Ended:	September 30, 2011

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transaction Period Ended:

READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Incoming, Inc.
Full Name of Registrant

Former Name if Applicable

244 5th Avenue, Suite V235
Address of Principal Executive Office (Street and Number)

New York, NY 10001
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On August 23, 2010, Incoming, Inc. (the “Company”) and North American Bio-Energies, LLC (“NABE”) entered into that certain Exchange Agreement pursuant to which the Company purchased the outstanding  membership interests of NABE (the “Exchange Transaction”), described previously in the Company’s Report on Form 8-K, as filed with the Securities and Exchange Commission (the “Commission”), on August 24, 2010, as amended by Amendment No. 1 thereto filed by the Company with the Commission on September 9, 2010.  As a result of the Exchange Transaction, the Company has had to perform additional tasks in presenting predecessor and successor information given the requirement for delineating figures for comparative periods up to the Exchange Transaction date and for those periods immediately after the Exchange Transaction through the end of the reporting period.  Therefore, the Company is unable to complete and file its Form 10-Q for the three month period ended September 30, 2011 within the prescribed time period without unreasonable effort and expense to the Company.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Eric Norris	(917)	210-1074
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes			☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes			☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Our financial results for the three months ended September 30, 2011 differ significantly from those for the three months ended September 30, 2010 due to the successful acquisition of NABE in August of 2010, and the simultaneous change in business direction to focus solely on the acquisition of renewable energy assets.

Our financial results for the three months ended September 30, 2011 will include the result of operations of NABE who is currently engaged in the business of wholesaling biodiesel and its glycerin by-product to distributors in the Southeast region of the United States and in the business of selling RIN-gallons.

Total assets and liabilities are estimated to be $1,844,433 and $1,096,316 respectively.   Stockholders equity is estimated at $748,117.

For the three months ended September 30, 2011, sales are estimated to be $825,830 resulting in a gross profit of $152,762 and net loss of ($878,747).

The Company is still finalizing its financial statements so the preceding estimates are subject to change.

INCOMING, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 14, 2011	By	/s/ Eric Norris
Eric Norris Vice President of Finance

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)